Exhibit 99.1

Index to unaudited interim condensed consolidated financial statements

Unaudited interim condensed consolidated financial statements

-	Unaudited interim condensed consolidated statements of income / (loss)	F-2

-	Unaudited interim condensed consolidated statements of comprehensive income / (loss)	F-3

-	Unaudited interim condensed consolidated balance sheets	F-4

-	Unaudited interim condensed consolidated statements of cash flows	F-5

-	Unaudited interim condensed consolidated statements of changes in equity	F-6

-	Notes to the unaudited interim condensed consolidated financial statements	F-8

Unaudited interim condensed consolidated statements of income / (loss)

		Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	Notes	2025	2024	2025	2024

Net sales	2.1	749.2	567.7	1,475.8	1,075.9
Cost of sales		(288.4)	(227.4)	(579.7)	(432.3)
Gross profit		460.8	340.2	896.1	643.6
Selling, general and administrative expenses	2.3	(368.0)	(292.9)	(726.3)	(557.7)
Operating result		92.8	47.3	169.8	85.8
Financial income	4.4	7.5	5.8	14.8	11.2
Financial expenses	4.4	(7.7)	(5.9)	(13.6)	(10.8)
Foreign exchange gain / (loss)	4.4	(139.9)	(4.5)	(154.4)	72.3
Income / (loss) before taxes		(47.3)	42.7	16.6	158.5
Income tax benefit / (expense)	5.2	6.4	(11.8)	(0.8)	(36.3)
Net income / (loss)		(40.9)	30.8	15.8	122.2
Earnings per share	4.6
Basic EPS Class A (CHF)		(0.12)	0.10	0.05	0.38
Basic EPS Class B (CHF)		(0.01)	0.01	—	0.04

Diluted EPS Class A (CHF)		(0.12)	0.09	0.05	0.37
Diluted EPS Class B (CHF)		(0.01)	0.01	—	0.04

Unaudited interim condensed consolidated statements of comprehensive income / (loss)

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	2025	2024	2025	2024

Net income / (loss)	(40.9)	30.8	15.8	122.2
Net actuarial result from defined benefit plans	3.4	1.4	3.4	1.4
Taxes on net actuarial result from defined benefit plans	(0.7)	(0.3)	(0.7)	(0.3)
Items that will not be reclassified to income statement	2.8	1.1	2.8	1.1
Foreign currency translation effect	(42.7)	(0.6)	(52.9)	4.2
Taxes on foreign currency translation effect	5.2	—	6.5	—
Items that will be reclassified to income statement when specific conditions are met	(37.5)	(0.6)	(46.4)	4.2
Other comprehensive income / (loss), net of tax	(34.7)	0.5	(43.6)	5.4
Total comprehensive income / (loss)	(75.6)	31.3	(27.9)	127.6

Unaudited interim condensed consolidated balance sheets

(CHF in millions)	Notes	6/30/2025	12/31/2024

Cash and cash equivalents	4.1	846.6	924.3
Trade receivables	3.1	333.8	246.1
Inventories	3.2	360.4	419.2
Other current financial assets	4.2	51.8	56.4
Other current operating assets	3.6	139.3	113.7

Current assets		1,731.9	1,759.7

Property, plant and equipment	3.3	127.2	127.2
Right-of-use assets	3.4	476.6	323.6
Intangible assets	3.5	55.3	58.3
Deferred tax assets	5.2	152.5	107.8

Non-current assets		811.7	617.0

Assets		2,543.6	2,376.7

Trade payables		160.7	166.5
Current lease liabilities	4.3	70.9	59.1
Other current financial liabilities	4.3	52.8	51.3
Other current operating liabilities	3.6	320.9	299.3
Current provisions	5.1	16.9	21.7
Income tax liabilities	5.2	63.6	62.5

Current liabilities		685.9	660.4

Employee benefit obligations		7.0	8.6
Non-current provisions	5.1	17.4	14.9
Non-current lease liabilities	4.3	426.9	288.5
Other non-current financial liabilities	4.3	0.7	1.7
Deferred tax liabilities	5.2	8.8	10.8

Non-current liabilities		460.7	324.5

Share capital	4.5	33.7	33.7
Treasury shares	4.5	(26.6)	(26.8)
Capital reserves	4.7	1,242.8	1,210.0
Other reserves	4.7	(47.6)	(4.0)
Retained earnings		194.7	178.9

Equity		1,397.0	1,391.8

Equity and liabilities		2,543.6	2,376.7

Unaudited interim condensed consolidated statements of cash flows

		Six-month period ended June 30,
(CHF in millions)	Notes	2025	2024

Net income		15.8	122.2
Adjustments for:
Share-based compensation		25.2	22.9
Employee benefit expenses		1.8	0.9
Depreciation and amortization	3.3, 3.4, 3.5	60.7	48.5
Loss on disposal of assets		0.2	—
Interest income and expenses		(4.6)	(3.6)
Net exchange differences		159.2	(61.3)
Income taxes	5.2	0.8	36.3
Change in working capital		(144.1)	(32.2)
Trade receivables		(122.7)	(98.0)
Inventories		(17.8)	(16.8)
Trade payables		(3.5)	82.7
Change in other current assets / liabilities	3.6, 4.2, 4.3	10.6	57.3
Change in provisions	5.1	(4.6)	10.5
Interest received		14.5	10.9
Income taxes paid		(46.5)	(28.9)
Cash inflow from operating activities		89.1	183.5

Purchase of property, plant and equipment	3.3	(27.3)	(23.7)
Proceeds from disposal of tangible assets	3.3	0.1	—
Purchase of intangible assets	3.5	(2.2)	(2.3)
Cash (outflow) from investing activities		(29.4)	(26.0)

Payments of lease liabilities	4.3	(34.7)	(23.7)
Proceeds on sale of treasury shares related to share-based compensation	4.5	7.7	5.2
Interest paid	4.4	(9.9)	(7.3)
Cash (outflow) from financing activities		(37.0)	(25.8)

Change in net cash and cash equivalents	4.1	22.6	131.7
Net cash and cash equivalents at January 1		924.3	494.6
Net impact of foreign exchange rate differences		(100.3)	26.2
Net cash and cash equivalents at June 30		846.6	652.4

Unaudited interim condensed consolidated statements of changes in equity

	Three-month period ended June 30, 2025 and 2024
(CHF in millions)	Share capital	Treasury shares	Capital reserves	Other reserves	Retained earnings / (losses)	Total equity

Balance at April 1, 2024	33.5	(26.7)	1,152.9	(4.9)	28.0	1,182.8
Net income	—	—	—	—	30.8	30.8
Other comprehensive income	—	—	—	0.5	—	0.5
Comprehensive income	—	—	—	0.5	30.8	31.3

Share-based compensation	—	—	13.1	—	—	13.1
Sale of treasury shares	—	0.1	3.4	—	—	3.5
Tax impact on transactions with treasury shares	—	—	0.3	—	—	0.3
Purchase of treasury shares	—	(0.1)	—	—	—	(0.1)
Balance at June 30, 2024	33.5	(26.7)	1,169.7	(4.4)	58.9	1,231.0

Balance at April 1, 2025	33.7	(26.6)	1,227.6	(12.9)	235.6	1,457.4
Net loss	—	—	—	—	(40.9)	(40.9)
Other comprehensive loss	—	—	—	(34.7)	—	(34.7)
Comprehensive loss	—	—	—	(34.7)	(40.9)	(75.6)

Share-based compensation	—	—	13.7	—	—	13.7
Sale of treasury shares	—	—	1.6	—	—	1.6
Balance at June 30, 2025	33.7	(26.6)	1,242.8	(47.6)	194.7	1,397.0

	Six-month period ended June 30, 2025 and 2024
(CHF in millions)	Share capital	Treasury shares	Capital reserves	Other reserves	Retained earnings / (losses)	Total equity

Balance at January 1, 2024	33.5	(26.7)	1,140.8	(9.8)	(63.3)	1,074.5
Net income	—	—	—	—	122.2	122.2
Other comprehensive income	—	—	—	5.4	—	5.4
Comprehensive income	—	—	—	5.4	122.2	127.6

Share-based compensation	—	—	22.9	—	—	22.9
Sale of treasury shares	—	0.1	6.0	—	—	6.2
Purchase of treasury shares	—	(0.1)	—	—	—	(0.1)
Balance at June 30, 2024	33.5	(26.7)	1,169.7	(4.4)	58.9	1,231.0

Balance at January 1, 2025	33.7	(26.8)	1,210.0	(4.0)	178.9	1,391.8
Net income	—	—	—	—	15.8	15.8
Other comprehensive loss	—	—	—	(43.6)	—	(43.6)
Comprehensive income / (loss)	—	—	—	(43.6)	15.8	(27.9)

Share-based compensation	—	—	25.2	—	—	25.2
Sale of treasury shares	—	0.3	7.6	—	—	7.9
Purchase of treasury shares	—	(0.1)	—	—	—	(0.1)
Balance at June 30, 2025	33.7	(26.6)	1,242.8	(47.6)	194.7	1,397.0

Notes to the unaudited interim condensed consolidated financial statements

1 Basis for preparation

1.1 Corporate information

On Holding AG and its consolidated subsidiaries (together "On" or the "Company") is engaged in developing and distributing innovative premium performance sports products, sold worldwide through our Wholesale sales channel, and through our Direct-to-Consumer sales channel (i.e., through On's e-commerce website and On's owned and operated retail stores).
On is a publicly traded company on the New York Stock Exchange, trading under the ticker symbol "NYSE: ONON".
These unaudited interim condensed consolidated financial statements (the “financial statements”) present the financial position and the results of operations of On. On Holding AG is a limited company incorporated in accordance with Swiss law and its principal offices are located at Förrlibuckstrasse 190, Zurich, Switzerland.
The financial statements for the period ended June 30, 2025 were authorized for issuance by the board of directors of the Company on August 12, 2025.

1.2 About the financials

The financial statements as of June 30, 2025 and for the three months and six months ended June 30, 2025 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board ("IASB").
The financial statements comprise the Company's financial statements as of and during the three months and six months ended June 30, 2025 and are presented in Swiss Francs (CHF), the Company's reporting currency.
The financial statements are not necessarily indicative of the results for a full year and do not include all the notes typically included in an annual financial report prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") (the “IFRS Accounting Standards”) and present the financial position and the results of operations of On. Accordingly, this report is to be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 4, 2025 (the “Annual Report”), which has been prepared in accordance with IFRS Accounting Standards.
The material accounting policies, methods of computation, and presentation applied in the preparation of the financial statements are consistent with those applied in the Company’s Annual Report for the year ended December 31, 2024 except where specifically described.
Certain amounts included in this document may not add or recalculate due to rounding. With respect to financial information set out in this document, a dash (“—”) signifies that the relevant figure is available but is or has been rounded to zero.

1.3 Oniverse

		Equity interest
Entity	Domicile	6/30/2025	12/31/2024
On Holding AG	Zurich, CH
On AG	Zurich, CH	100%	100%
On Brazil Ltda.	Sao Paulo, BR	100%	100%
On Cloud Service GmbH	Berlin, DE	100%	100%
On Clouds GmbH	Zurich, CH	100%	100%
On Clouds Inc.	Dover, DE, USA	100%	100%
On Europe AG	Zurich, CH	100%	100%
On Experience 1-16, LLC(1)	Delaware, USA(1)	100%	100%
On Hong Kong Limited	Hong Kong, SAR of CN	100%	100%
On Inc.	Portland, OR, USA	100%	100%
On Italy S.r.l.	Milan, IT	100%	100%
On Japan K.K.	Yokohama, JP	100%	100%
On Korea Ltd.	Seoul, Korea	100%	100%
On Oceania Pty Ltd.	Melbourne, AU	100%	100%
On Running Canada Inc.	Vancouver, CA	100%	100%
On Running Kenya Limited	Nairobi, Kenya	100%	—%
On Running Sports Products (Shanghai) Company Ltd.	Shanghai, CN	100%	100%
On Running UK Ltd.	London, UK	100%	100%
On Services UK Ltd.	London, UK	100%	100%
On Vietnam Co. Ltd.	Ho Chi Minh City, VN	100%	100%
Brunner Mettler GmbH	Zurich, CH	100%	100%

(1) On Experience 1-16, LLC consists of sixteen entities (retail stores). They are all 100% owned as of June 30, 2025 and as of December 31, 2024, excluding On Experience 13-16, LLC entities, which were 0% owned as of December 31, 2024 (entities did not exist as of December 31, 2024).

1.4 New and amended standards and interpretations

Amendments to IAS 21 became applicable for the current period, which did not have a material impact on the financial statements for the three month and six month periods ended June 30, 2025.
Further, at the date of authorization of these financial statements, On has not applied the following new and revised IFRS Standards that have been issued by the IASB but are not yet effective:

Description	Standard Reference	IASB Effective Date

Contracts Referencing Nature-dependent Electricity	Amendments to IFRS 8 and IFRS 7	January 1, 2026
Amendments to the Classification and Measurement of Financial Instruments	Amendments to IFRS 9 and IFRS 7	January 1, 2026
Presentation and Disclosure in Financial Statements	IFRS 18	January 1, 2027
Subsidiaries without Public Accountability: Disclosures	IFRS 19	January 1, 2027

On does not expect that the adoption of the standards listed above, excluding IFRS 18, will have a material impact on the financial statement and disclosures of On in the current or future reporting periods.

IFRS 18 – Presentation and Disclosures in Financial Statements that will replace International Accounting Standards ("IAS") 1 – Presentation of Financial Statements from its effective date, was issued on April 9, 2024 by the International Accounting Standards Board ("IASB"). IFRS 18 introduces new requirements for information presented in the primary financial statements and disclosed in the notes. The accounting standard introduces three new defined categories for income and expenses - operating, investing and financing, and requires all companies to provide certain new defined subtotals. IFRS 18 also requires companies to disclose explanations of company-specific measures that are related to the income statement, referred to as management-defined performance measures. Moreover, the accounting standard sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes and requires companies to provide more transparency about operating expenses. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, but early adoption is permitted. On is evaluating the impact of IFRS 18 on the Company's financial statements and disclosures.

2 Operational performance

2.1 Net sales
Net sales by sales channels:

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	2025	2024	2025	2024

Wholesale	441.0	358.2	890.6	675.9
Direct-to-Consumer	308.3	209.4	585.2	399.9
Net sales	749.2	567.7	1,475.8	1,075.9

Net sales by product groups:

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	2025	2024	2025	2024

Shoes	704.9	542.5	1,385.8	1,027.1
Apparel	36.7	21.9	74.8	41.6
Accessories	7.7	3.3	15.2	7.1
Net sales	749.2	567.7	1,475.8	1,075.9

On generates net sales primarily from the sale of premium performance shoes, apparel and accessories, through its Wholesale ("WHS") and Direct-to-Consumer ("DTC") sales channels. The WHS sales channel involves larger volumetric sales to wholesale partners (e.g., large retailers or retail associations) and international distributors (i.e. in markets where On does not have local sales teams) with the intention of re-selling the goods. The DTC sales channel includes sales to end customers directly through On’s e-commerce platform and owned and operated retail stores.

Net sales by geographic regions (based on the location of the customers):

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	2025	2024	2025	2024

Americas	432.3	370.0	869.7	699.7
Europe, Middle East and Africa ("EMEA")	197.8	138.4	366.4	264.6
Asia-Pacific ("APAC")	119.2	59.2	239.7	111.6
Net sales	749.2	567.7	1,475.8	1,075.9

There is no single customer who accounts for more than 10% of total net sales. For details on assets and liabilities related to contracts with customers refer to 3.1 Trade receivables and 3.6 Other current operating assets and liabilities, respectively. Trade receivables as shown in the unaudited interim condensed consolidated balance sheets relate to the sale of the Company's products.

2.2 Segment information
Operating segments are defined as components of an entity that engage in business activities from which they may earn revenues and incur expenses, whose operating results are reviewed regularly by the entity's chief operating decision maker ("CODM") to assess performance and make resource allocation decisions, and for which discrete financial information is available.
The Company operates a single operating segment. On’s CODM are the Executive Officers, which as of June 30, 2025, consist of the three Co-Founders and the two Co-CEOs. The financial information is regularly reviewed by the CODM to assess performance, make resource allocation decisions, and set compensation targets, is based on financial information presented on a group consolidated basis, accompanied by disaggregated revenue.
On operates as a single-brand consumer products business. This is primarily due to On’s business activities which focus on driving sales growth by increasing overall brand awareness and market share. The key operating expenditures related to cost of sales, distribution, selling, marketing and general and administrative expenses, are either not differentiated across individual components, or are managed to benefit the entire On brand irrespective of the impact on the potential profitability of a particular component. These key operating expenditures are regularly reviewed by the CODM at the group consolidated level. Accordingly, On has determined that it has a single operating and reportable segment.

2.3 Selling, general and administrative expenses

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	2025	2024	2025	2024

Distribution expenses	(85.3)	(71.1)	(164.9)	(142.0)
Selling expenses	(60.8)	(41.2)	(121.5)	(75.6)
Marketing expenses	(89.7)	(70.3)	(170.5)	(131.8)
Share-based compensation	(10.9)	(17.1)	(25.5)	(33.9)
General and administrative expenses	(121.3)	(93.1)	(243.9)	(174.4)
Selling, general and administrative expenses	(368.0)	(292.9)	(726.3)	(557.7)

The overall increase in selling expenses during the three and six-month comparative periods is driven by additional expenses incurred as a result of our expanding retail footprint, primarily due to retail store-related personnel costs and depreciation. The overall increase in general and administrative expenses during the three and six-month comparative periods are driven by higher IT and technology related expenses, including the consolidation of our technology teams and resources. The overall increase in marketing expenses and increase in distribution expenses during the three and six-month comparative periods are in line with higher net sales.

In the six-month period ended June 30, 2025, selling, general and administrative expenses include depreciation and amortization of non-current assets in the amount of CHF 55.6 million (six-month period ended June 30, 2024: CHF 44.0 million). In addition, depreciation charges for production tools in the amount of CHF 5.1 million (six-month period ended June 30, 2024: CHF 4.4 million) are reported in cost of sales.
Total personnel expenses, excluding any costs related to share-based compensation, amount to CHF 182.0 million in the six-month period ended June 30, 2025 and CHF 131.4 million in the six-month period ended June 30, 2024.

3 Operating assets and liabilities

3.1 Trade receivables
Trade receivables are generally due within a payment period of between 30 to 90 days. Due to their short-term nature, the carrying amount is considered to be the same as their fair value.

(CHF in millions)	6/30/2025	12/31/2024

Gross carrying amount	343.0	257.0
Expected credit loss	(9.2)	(10.7)
Trade receivables	333.8	246.2

3.2 Inventories

(CHF in millions)	6/30/2025	12/31/2024

Shoes	318.7	371.7
Apparel	73.3	65.8
Accessories	13.9	12.5
Allowances	(45.6)	(30.8)
Inventories(1)	360.4	419.2
(1) Inventories are comprised of finished goods.

3.3 Property, plant and equipment

(CHF in millions)	Leasehold improvements	Trade tools	Production equipment	Furniture and fixtures	Other	Total

Cost at January 1, 2024	61.2	13.6	21.7	19.9	18.1	134.5
Accumulated Depreciation at January 1, 2024	(11.6)	(7.5)	(12.3)	(3.4)	(6.2)	(41.0)
Net book value at January 1, 2024	49.6	6.1	9.4	16.5	11.9	93.6

Six month period ended June 30, 2024
Opening net book value	49.6	6.1	9.4	16.5	11.9	93.6
Additions	17.4	0.4	5.4	3.8	3.5	30.5
Depreciation	(5.7)	(1.5)	(4.3)	(1.4)	(1.5)	(14.4)
Currency Translation	1.3	0.2	—	0.5	0.2	2.1
Net book value at June 30, 2024	62.5	5.3	10.6	19.4	14.0	111.7

Cost at June 30, 2024	80.1	14.4	27.1	24.3	21.8	167.6
Accumulated Depreciation at June 30, 2024	(17.6)	(9.1)	(16.5)	(4.9)	(7.8)	(55.9)
Net book value at June 30, 2024	62.5	5.3	10.6	19.4	14.0	111.7

Cost at January 1, 2025	97.3	14.9	32.4	31.5	25.0	201.2
Accumulated Depreciation at January 1, 2025	(25.7)	(10.6)	(20.7)	(7.4)	(9.6)	(74.0)
Net book value at January 1, 2025	71.7	4.3	11.8	24.1	15.4	127.2

Six month period ended June 30, 2025
Opening net book value	71.7	4.3	11.8	24.1	15.4	127.2
Additions	12.2	0.2	2.9	1.5	8.6	25.5
Disposals	(0.1)	—	—	(0.1)	—	(0.2)
Depreciation	(8.8)	(1.1)	(4.5)	(2.2)	(1.9)	(18.7)
Currency Translation	(4.4)	(0.3)	—	(1.4)	(0.5)	(6.6)
Net book value at June 30, 2025	70.6	3.1	10.2	21.9	21.5	127.2

Cost at June 30, 2025	103.4	14.1	35.4	31.0	32.7	216.5
Accumulated Depreciation at June 30, 2025	(32.8)	(11.1)	(25.2)	(9.1)	(11.1)	(89.3)
Net book value at June 30, 2025	70.6	3.1	10.2	21.9	21.5	127.2

Additions of CHF 25.5 million in the six-month period ended June 30, 2025 primarily relate to leasehold improvements across retail stores and offices and various other additions of production equipment.
During the six-month periods ended June 30, 2025 and June 30, 2024, non-cash additions of property, plant and equipment amounted to CHF 0.0 million and CHF 6.8 million, respectively.
Other is comprised of IT equipment and fixed assets that are not yet in use. As of June 30, 2025, fixed assets that are not yet in use amounted to CHF 14.8 million (December 31, 2024: CHF 7.3 million).

3.4 Right-of-use assets

(CHF in millions)	Storage	Stores & showrooms	Offices	Cars	Total

Cost at January 1, 2024	87.5	70.5	116.9	8.1	283.1
Accumulated Depreciation at January 1, 2024	(22.1)	(15.4)	(26.1)	(5.4)	(69.1)
Net book value at January 1, 2024	65.3	55.1	90.8	2.8	214.0

Six month period ended June 30, 2024
Opening net book value	65.3	55.1	90.8	2.8	214.0
Lease modification	3.0	—	0.2	—	3.2
Additions	57.4	49.2	13.8	0.5	121.0
Disposals	—	(0.1)	—	—	(0.1)
Depreciation	(14.2)	(8.2)	(5.5)	(0.9)	(28.8)
Currency Translation	5.2	3.1	1.5	0.1	9.9
Net book value at June 30, 2024	116.7	99.2	100.7	2.5	319.1

Cost at June 30, 2024	154.4	123.3	132.7	8.8	419.2
Accumulated Depreciation at June 30, 2024	(37.7)	(24.1)	(31.9)	(6.3)	(100.1)
Net book value at June 30, 2024	116.7	99.2	100.7	2.5	319.1

Cost at January 1, 2025	152.8	154.4	139.1	9.6	455.9
Accumulated Depreciation at January 1, 2025	(52.1)	(35.0)	(38.0)	(7.1)	(132.3)
Net book value at January 1, 2025	100.7	119.4	101.1	2.5	323.6

Six month period ended June 30, 2025
Opening net book value	100.7	119.4	101.1	2.5	323.6
Lease modification	2.2	0.6	1.5	0.1	4.3
Additions	143.4	79.5	5.2	0.4	228.5
Disposals	—	—	—	(0.1)	(0.1)
Depreciation	(15.7)	(13.7)	(6.6)	(0.9)	(36.9)
Currency Translation	(26.4)	(13.3)	(3.0)	(0.1)	(42.8)
Net book value at June 30, 2025	204.1	172.4	98.2	2.0	476.6

Cost at June 30, 2025	265.0	217.2	141.5	9.5	633.2
Accumulated Depreciation at June 30, 2025	(60.9)	(44.8)	(43.3)	(7.5)	(156.6)
Net book value at June 30, 2025	204.1	172.4	98.2	2.0	476.6

The additions of CHF 228.5 million in the six-month period ended June 30, 2025 primarily relate to the highly-automated warehouse in the United States ("Atlanta Warehouse") due to the commencement of the remaining warehouse lease space during the six-months ended June 30, 2025, and to various retail store leases across the APAC, EMEA, and Americas regions.
Refer to 4.3 Financial liabilities for additional information on the contractual maturities of On's undiscounted lease liabilities.

3.5 Intangible assets

(CHF in millions)	Patents, licenses and other rights	Software	Goodwill	Total

Cost at January 1, 2024	70.4	29.0	1.8	101.2
Accumulated Depreciation at January 1, 2024	(19.6)	(17.1)	—	(36.6)
Net book value at January 1, 2024	50.9	11.9	1.8	64.6

Six month period ended June 30, 2024
Opening net book value	50.9	11.9	1.8	64.6
Additions	0.5	1.8	—	2.3
Depreciation	(2.3)	(2.9)	—	(5.2)
Net book value at June 30, 2024	49.0	10.9	1.8	61.7

Cost at June 30, 2024	70.9	30.9	1.8	103.6
Accumulated Depreciation at June 30, 2024	(21.9)	(20.0)	—	(41.9)
Net book value at June 30, 2024	49.0	10.9	1.8	61.7

Cost at January 1, 2025	71.8	32.1	1.8	105.7
Accumulated Depreciation at January 1, 2025	(24.3)	(23.1)	—	(47.4)
Net book value at January 1, 2025	47.5	9.0	1.8	58.3

Six month period ended June 30, 2025
Opening net book value	47.5	9.0	1.8	58.3
Additions	1.0	1.2	—	2.2
Depreciation	(2.5)	(2.6)	—	(5.1)
Net book value at June 30, 2025	46.0	7.5	1.8	55.3

Cost at June 30, 2025	72.8	33.2	1.8	107.8
Accumulated Depreciation at June 30, 2025	(26.8)	(25.7)	—	(52.5)
Net book value at June 30, 2025	46.0	7.5	1.8	55.3

As of June 30, 2025, patents, licenses and other rights include patents, domain names and license rights for trademarks.
As of June 30, 2025, software includes capitalized IT development costs not yet in use in the amount of CHF 0.1 million (December 31, 2024: CHF 0.4 million). In the six-month period ended June 30, 2025, costs recognized in general and administrative expenses within the income statement for research and development amounts to CHF 3.6 million compared to CHF 3.2 million in the six-month period ended June 30, 2024.
Goodwill is allocated and monitored at the reportable segment level. As of June 30, 2025 and December 31, 2024, there was no need to recognize any impairment of goodwill. None of the goodwill is expected to be deductible for tax purposes.

3.6 Other current operating assets and liabilities

(CHF in millions)	6/30/2025	12/31/2024

Prepaid expenses	24.2	29.0
Indirect taxes (VAT/GST) receivables	60.8	45.4
Prepaid gift cards	16.8	13.0
Other current operating assets	37.5	26.3
Other current operating assets	139.3	113.7

(CHF in millions)	6/30/2025	12/31/2024

Accrued expenses	179.2	184.4
Accrued personnel expenses	14.2	17.1
Indirect taxes (VAT/GST) payables	48.6	42.5
Social security payables	26.6	17.1
Other payables	27.8	25.4
Other current operating liabilities	24.5	12.8
Other current operating liabilities	320.9	299.3

Accrued expenses mainly comprise accruals for outstanding vendor invoices related to marketing, freight, customs, selling and distribution. Accrued personnel expenses mainly comprise accruals for costs related to bonus, vacation and participation plans.

4 Capital and financial management

4.1 Cash and cash equivalents

(CHF in millions)	6/30/2025	12/31/2024

Current bank accounts	334.3	500.9
Digital wallets	10.0	10.9
Fixed deposits	502.3	412.5
Cash and cash equivalents(1)	846.6	924.3
(1) Net cash and cash equivalents as of June 30, 2025 includes restricted cash in the amount of CHF 0.9 million (December 31, 2024: CHF 0.6 million).

Fixed deposits are comprised of short-term highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value. Digital wallets mainly include deposit account balances at online payment platforms, primarily PayPal.

4.2 Other current financial assets

(CHF in millions)	6/30/2025	12/31/2024

Credit cards	22.3	12.7
Deposits	17.3	18.1
Other current financial assets	12.3	25.5
Other current financial assets at amortized cost	51.8	56.4
Other current financial assets at fair value through profit and loss	—	—
Other current financial assets	51.8	56.4

Due to their short-term nature, the carrying amount of other current financial assets at amortized cost corresponds to their fair value.

4.3 Financial liabilities

(CHF in millions)	6/30/2025	12/31/2024

Current lease liabilities	70.9	59.1
Customer refund liability returns	45.0	40.9
Other financial liabilities	7.8	10.4
Total other current financial liabilities at amortized cost	123.7	110.5
Other current financial liabilities at fair value through profit or loss	—	—
Other current financial liabilities	123.7	110.5

Non-current lease liabilities	426.9	288.5
Other non-current financial liabilities	0.7	1.7
Total other non-current financial liabilities at amortized cost	427.6	290.2
Total current and non-current financial liabilities	551.3	400.7
Due to their short-term nature, the carrying amount of other current financial liabilities at amortized cost corresponds to their fair value.

Contractual maturities of On’s undiscounted financial liabilities:

(CHF in millions)	Due < 3 months	Due 4 to 12 months	Due 1 to 5 years	Due > 5 years	6/30/2025

Trade payables	160.7	—	—	—	160.7
Current lease liabilities	21.9	68.6	—	—	90.4
Other financial liabilities	37.3	15.5	—	—	52.8
Other current financial liabilities	59.2	84.1	—	—	143.2
Non-current lease liabilities	—	—	285.0	217.8	502.8
Other non-current financial liabilities	—	—	0.7		0.7
Other non-current financial liabilities	—	—	285.7	217.8	503.5

(CHF in millions)	Due < 3 months	Due 4 to 12 months	Due 1 to 5 years	Due > 5 years	12/31/2024

Trade payables	166.5	—	—	—	166.5
Current lease liabilities	19.1	25.1	—	—	44.2
Other financial liabilities	36.5	14.8	—	—	51.3
Other current financial liabilities	55.7	39.8	—	—	95.5
Non-current lease liabilities	—	—	211.4	123.7	335.1
Other non-current financial liabilities	—	—	1.7	—	1.7
Other non-current financial liabilities	—	—	213.1	123.7	336.8
The increase to current and non-current lease liabilities as of June 30, 2025 compared to December 31, 2024 relates primarily to the Atlanta Warehouse, and to various retail store leases across the APAC, EMEA, and Americas regions. Refer to 3.4 Right-of-use assets for additional information.
On July 7, 2023, On entered into a CHF 700.0 million multicurrency credit facility agreement ("credit facility"). On has an option to increase the total availability of borrowings under the credit facility in an aggregate amount of up to CHF 200.0 million, subject to the satisfaction of certain customary conditions. The credit facility had an initial term of three years, which has been subsequently been extended for a total period of two years. Subsequent to extensions, the credit facility will expire on July 7, 2028. As of June 30, 2025 and December 31, 2024, no amounts had been drawn under the credit facility.
Of the total guarantees and letters of credit outstanding as of June 30, 2025 and December 31, 2024, which are discussed in 4.8 Commitments and contingencies, CHF 152.2 million and CHF 168.3 million, respectively, relate to the credit facility.
The credit facility also contains financial covenants that depend on our consolidated equity as well as our net debt to adjusted EBITDA ratio. As of and during the six-month period ending June 30, 2025, we were in compliance with all covenants under the credit facility.
The following assets have been pledged in relation to the credit facility:

(CHF in millions)	6/30/2025	12/31/2024

Trade receivables	277.2	280.8
Inventory	280.0	211.7
Assets pledged	557.3	492.5

4.4 Financial result

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	2025	2024	2025	2024

Interest income	7.5	5.8	14.8	11.2
Financial income	7.5	5.8	14.8	11.2
Bank charges	(1.7)	(1.6)	(3.4)	(3.2)
Interest expenses leases	(5.9)	(4.1)	(9.9)	(7.3)
Interest expenses on employee benefits	(0.1)	(0.1)	(0.3)	(0.2)
Financial expenses	(7.7)	(5.9)	(13.6)	(10.8)
Foreign exchange gain / (loss)	(139.9)	(4.5)	(154.4)	72.3
Foreign exchange gain / (loss)	(139.9)	(4.5)	(154.4)	72.3
Financial result	(140.1)	(4.6)	(153.2)	72.7

Foreign exchange loss for the three-month period ended June 30, 2025 increased by CHF 135.4 million, to CHF 139.9 million, compared to CHF 4.5 million for the three-month period ended June 30, 2024. Foreign exchange gain / loss for the six-month period ended June 30, 2025 resulted in a foreign exchange loss of CHF 154.4 million, compared to a foreign exchange gain of CHF 72.3 million for the six-month period ended June 30, 2024. The changes to foreign exchange gain / loss across both comparative periods were primarily due to foreign exchange rate revaluation effects (i.e., unrealized foreign exchange impacts), primarily driven by the CHF/USD exchange rate.

4.5 Share capital
The share capital amounts to CHF 33.7 million and is divided into 303,507,746 registered shares with a nominal value of CHF 0.10 each (the "Class A Shares") and in 334,916,680 registered voting rights shares with a nominal value of CHF 0.01 each (the "Class B Shares"). The share capital is paid in at 100%.

	Class A Shares	Class B Shares

Shares issued and outstanding as of January 1, 2025	289,296,343	345,437,500
Sale of treasury shares related to share-based compensation	2,701,197	—
Purchase of treasury shares	(1,907)	—
Conversion of Class B shares to Class A shares(3)	1,052,082	(10,520,820)
Shares issued and outstanding as of June 30, 2025(1)	293,047,715	334,916,680

Awards granted under various incentive plans not yet exercised or distributed as of June 30, 2025(2)	3,371,878	—
Awards granted under various incentive plans with dilutive effects as of June 30, 2025	2,931,537	10,731,061
(1)    As of June 30, 2025 there were 10,460,031 treasury shares held by On (December 31, 2024: 13,159,321).
(2)    These awards require little or no further consideration to be exercised, and as such, have been included in the weighted average number of ordinary shares outstanding used to calculate basic EPS at June 30, 2025.
(3)    As announced on Form 6-K filed with the SEC on May 23, 2025, 10,520,820 of Class B Shares were converted into 1,052,082 Class A Ordinary Shares.

4.6 Earnings per share

Basic earnings per share (EPS) is calculated by dividing On’s net income for the period by the weighted average number of ordinary shares outstanding during the year.
Diluted EPS is calculated by dividing On’s net income for the period by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued at conversion of all the dilutive potential ordinary shares into ordinary shares. Dilutive effects arise from equity-settled awards from the Company's share-based plans. These shares are included even if the service conditions are not met, or respective performance conditions were fulfilled at the end of the reporting period.

Three-month period ended June 30,	2025	2025	2024	2024
	Class A	Class B	Class A	Class B

Weighted number of outstanding shares	295,531,210	341,044,191	288,082,955	345,437,500
Weighted number of shares with dilutive effects	3,300,452	12,293,550	3,430,738	12,467,091
Weighted number of outstanding shares (diluted and undiluted)	298,831,661	353,337,741	291,513,693	357,904,591

Net profit / (loss) (CHF in millions)	(36.7)	(4.2)	27.5	3.3
Basic EPS (CHF)	(0.12)	(0.01)	0.10	0.01
Diluted EPS (CHF)	(0.12)	(0.01)	0.09	0.01

Six-month period ended June 30,	2025	2025	2024	2024
	Class A	Class B	Class A	Class B

Weighted number of outstanding shares	294,458,484	343,228,709	287,985,587	345,437,500
Weighted number of shares with dilutive effects	4,005,446	12,885,677	3,366,411	12,174,230
Weighted number of outstanding shares (diluted and undiluted)	298,463,930	356,114,386	291,351,998	357,611,730

Net profit (CHF in millions)	14.1	1.6	109.1	13.1
Basic EPS (CHF)	0.05	—	0.38	0.04
Diluted EPS (CHF)	0.05	—	0.37	0.04

4.7 Capital and other reserves

(CHF in millions)	6/30/2025	12/31/2024

Share premium	756.9	756.9
Legal reserves	61.5	53.9
Equity transaction costs	(8.7)	(8.7)
Tax impact on equity transaction costs	1.3	1.3
Share-based compensation	431.9	406.7
Capital reserves	1,242.8	1,210.0
Foreign currency translation effect	(54.1)	(1.1)
Taxes on foreign currency translation effect	6.4	(0.1)
Actuarial gains and losses	0.1	(3.4)
Taxes on actuarial gains and losses	—	0.7
Other reserves	(47.6)	(4.0)

4.8 Commitments and contingencies

As of June 30, 2025, guarantees and letters of credit in the amount of CHF 152.2 million (December 31, 2024: CHF 168.3 million) were provided in favor of third parties.
The Swiss On entities form a VAT group and, hence, every entity participating in the group is jointly and severally liable for VAT debt of other group participants. Further, On group entities participating in central cash pooling are jointly and severally liable for any debit position or outstanding overdraft in connection with them. In that context, gross balances in the amount of CHF 100.0 million have been offset as of June 30, 2025 (December 31, 2024: CHF 64.9 million).
On has signed several new leases, which have not yet commenced as of June 30, 2025, and are therefore not yet recognized on the balance sheet. The total committed future outflow resulting of these lease related contracts amount to:

(CHF in millions)	6/30/2025	12/31/2024

Due < 1 year	3.3	16.9
Due 1 - 5 years	60.0	135.8
Due > 5 years	79.6	178.5
Commitments for future lease related obligations	142.9	331.1

The majority of the future lease commitments relate to a contract entered into for a highly-automated warehouse in Belgium (Beringen). The warehouse in Belgium partially began operations in 2024 and is expected to be fully operational by 2026, and amounts to CHF 104.8 million as of June 30, 2025 (December 31, 2024: CHF 106.7 million). The remaining lease commitments primarily relate to various new retail store leases.
As of December 31, 2024, the total commitments for future lease obligations included the Atlanta Warehouse for a total amount of CHF 197.2 million. The remaining warehouse lease space for the Atlanta Warehouse commenced during the three-months ended June 30, 2025, and is therefore excluded from the table above as of June 30, 2025.

5 Other disclosures

5.1 Provisions

(CHF in millions)	Social charges	Long-service leave	Other	Total

Balance as of January 1, 2024	6.8	5.8	4.5	17.1
thereof current	6.3	0.7	0.1	7.1
thereof non-current	0.5	5.1	4.3	10.0
Additions	13.0	1.4	0.3	14.6
Release	(0.4)	(0.1)	—	(0.4)
Utilization	(3.2)	—	—	(3.2)
Exchange differences	(0.1)	0.1	—	—
Balance as of June 30, 2024	16.1	7.2	4.9	28.2
thereof current	15.6	1.0	0.2	16.8
thereof non-current	0.5	6.2	4.6	11.4

Balance as of January 1, 2025	20.3	8.0	8.4	36.6
thereof current	20.3	1.0	0.4	21.7
thereof non-current	—	7.0	8.0	14.9
Additions	4.4	2.6	3.4	10.4
Release	(2.5)	(0.2)	(2.2)	(5.0)
Utilization	(6.6)	—	—	(6.6)
Exchange differences	(0.4)	(0.4)	(0.4)	(1.2)
Balance as of June 30, 2025	15.1	10.0	9.2	34.3
thereof current	15.1	1.2	0.6	16.9
thereof non-current	—	8.8	8.6	17.4
Provisions include social charges, which consider any costs related to local legal requirements related to share-based compensation. Provisions also include the long-service leave provision, which relates to a jubilee bonus to reward long-serving employees. Other primarily relates to provisions for asset retirement obligations, which mainly relates to the dismantling costs for the Zurich headquarters and other retail stores in different locations, and amounts to CHF 8.9 million as of June 30, 2025 (CHF 5.9 million as of December 31, 2024). Other further includes provisions for legal matters, which represent the current best estimate of a probable economic outflow.

5.2 Income taxes

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	2025	2024	2025	2024

Current income tax expense	(29.3)	(8.1)	(51.8)	(18.6)
Deferred income tax (expense) / benefit	35.7	(3.8)	50.9	(17.7)
Income tax (expense) / benefit	6.4	(11.8)	(0.8)	(36.3)

Income tax (expense) / benefit for the three and six-month periods ended June 30, 2025, was CHF 6.4 million and CHF (0.8) million, respectively. This compares to income tax expenses of CHF (11.8) million and CHF (36.3) million for the corresponding periods in 2024. The effective income tax rate was 13.5% and 5.1% for the three and six-month periods ended June 30, 2025, respectively, compared to 27.7% and 22.9% for the three and six-month periods ended June 30, 2024, respectively. The decreases to the effective income tax rates were mainly due to deferred income tax benefits during the three and six-month periods ended June 30, 2025 related to the elimination of intercompany profits in inventory as well as higher effectiveness of certain tax incentives and prior year adjustments.
Our Income tax (expense) / benefit for interim periods is determined using an estimate of our annual effective tax rate, which is subject to several factors, including our ability to accurately forecast our annual pre-tax income, foreign currency fluctuations, tax incentives, implications related to the elimination of intercompany profits in inventory, and the subjectivity of the geopolitical and macroeconomic situations.

5.3 Events after the balance sheet date
There were no material events after the balance sheet date.